SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)*



                                     UNIOIL
                                     ------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   904808 30 0
                                   -----------
                                 (CUSIP Number)


     D. DAVID COHEN, 500 NORTH BROADWAY, SUITE 133, JERICHO, NEW YORK 11753
     ----------------------------------------------------------------------
                                 (516-933-1700)
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                               September 28, 2006
                               ------------------
             (Date of Event Which Requires Filing of This Statement)
             -------------------------------------------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904808 30 0

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1)       Names of Reporting Persons

         D. David Cohen

         I.R.S. Identification Nos. of Above Persons (entities only)
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2)       Check the Appropriate Box if a Member of a Group (See
         Instructions) (a) [ ]
                       (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only

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4)       Source of Funds (See Instructions)                                PF/OO

--------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

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6)       Citizenship or Place of Organization                             U.S.A.

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7)       Sole Voting Power                                                  None
--------------------------------------------------------------------------------
8)       Shared Voting Power                                                None

--------------------------------------------------------------------------------
9)       Sole Dispositive Power                                             None

--------------------------------------------------------------------------------
10)      Shared Dispositive Power                                           None

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person       None

--------------------------------------------------------------------------------
12)      Check if Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                  0.0

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)                          IN

This Amendment No. 2 (this "Agreement") amends the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on May 30, 2006, as amended by Amendment No. 1 filed with the SEC on July 25, 2006 (collectively, the "Schedule 13D"), of D. David Cohen ("Mr. Cohen") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Unioil, a Nevada corporation ("Unioil" or the "Issuer").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented by the following:

Pursuant to paragraph 1(a) of the promissory note in the principal amount of $455,000 issued by Mr. Cohen and payable to Charles Ayers (the "Note"), Mr. Cohen satisfied all of Mr. Cohen's obligations due under the Note by assigning and delivering to Mr. Ayers 1,300,212 shares (the "Shares") of Common Stock. The Shares constituted all of the shares of Common Stock owned, directly or beneficially, by Mr. Cohen. Accordingly, and as a result of such assignment and delivery, Mr. Cohen no longer owns, directly or beneficially, any shares of Common Stock.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2006


/s/ D. David Cohen
--------------------------------
D. David Cohen


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